G. Mike Mikan Executive Vice President and Chief Financial Officer

9900 Bren Road East    MN008-T020    Minnetonka MN    55343

Tel (952) 936-7374    Fax (952) 936-3007

June 17, 2009	VIA FEDERAL EXPRESS AND EDGAR

Attention: Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	UnitedHealth Group Incorporated

Form 10-K for the Period Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-10864

Ladies and Gentlemen:

On behalf of UnitedHealth Group Incorporated (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, as detailed in the Staff’s letter dated June 3, 2009 (the “Comment Letter”).

The following numbered paragraphs correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Period Ended December 31, 2008

Item 1A. Risk Factors

“If we fail to comply with federal and state regulations, or fail to respond quickly…”

1.	On page 16 you state that in August 2007, you entered into a multi-state national agreement with regulatory offices in 39 states and the District of Columbia relating to the legacy UnitedHealthcare fully insured commercial business. You also state that the agreement contains several requirements and standards which the company must meet or it will be subject to fines and penalties. Please revise your business section to provide a description of the material terms of the agreement, including, but not limited to the rights obtained, material obligations of the company, potential fees and penalties, term and termination provisions. In addition, please file a copy of this agreement. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to file this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

June 17, 2009

Response: The Company believes that the multi-state national agreement (the “Agreement”) is not a material agreement for the purposes of Item 601(b)(10) of Regulation S-K. The Agreement was made in the ordinary course of business, it is not a “contract upon which the Company’s business is substantially dependent,” and it is not material to the Company.

In the ordinary course of the Company’s business operations, the Company is subject to periodic examinations by individual state insurance regulators in the areas covered by this Agreement and often as a result of such examinations will enter into agreements with these individual state regulators regarding the findings of such examinations. This Agreement is not dissimilar either in scope or requirements from these standard examinations and agreements regularly entered into between the Company and individual state regulators, except that this Agreement involves multiple jurisdictions. The Agreement is simply an aggregation in one form of the kinds of reviews normally done by the signatory states individually. The form of the contract does not change the substance of the underlying regulation. Thus, the Company believes that this Agreement represents the type of contract which “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and was hence made in the ordinary course of business.

Pursuant to subsection (ii) of Item 601(b)(10) of Regulation S-K, an agreement made in the ordinary course of business need not be filed unless, under subsection (ii)(B), the agreement is a “contract upon which the registrant’s business is substantially dependent.” The Company’s business is not substantially dependent upon the Agreement. The Agreement does not impact the status of the Company’s insurance licenses in the signatory states. Any decision to revoke or restrict the Company’s insurance license(s) in a signatory state would need to be determined through the normal regulatory process for that signatory state. Indeed, the Agreement does not include as a remedy either revocation or restriction of the Company’s various insurance licenses in the signatory states. Moreover, the Company is not substantially dependent upon the Agreement in order to continue to sell its products to its customers or to maintain vendor relationships that are critical to the Company delivering its products to its customers.

In addition, the Company also does not believe that the Agreement is material. The maximum financial exposure related to penalties under the Agreement is approximately $30 million over a three-year period. This amount represents an insignificant percentage of the Company’s operating costs (which were approximately $13 billion in 2008) and earnings before income taxes (which were approximately $4.6 billion in 2008). Thus, the Agreement is immaterial to the Company.

Based on the above analysis, the Company has concluded that the Agreement is not required to be filed under Item 601(b)(10) of Regulation S-K and that inclusion of a description of the material terms of the Agreement in the business section of the Company’s Form 10-K would not be useful disclosure to investors.

Securities and Exchange Commission

June 17, 2009

Financial Statements

Consolidated Statements of Cash Flows, page 55

2.	Please disclose the cash inflows from maturities of investments and the cash inflows from sales of investments on separate line items. Please also discuss changes in cash inflows from maturities of investments and sale of investments under liquidity, financial resources and capital resources.

Response: Beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, the Company will disclose the cash inflows from maturities of investments and the cash inflows from sales of investments on separate line items of its Condensed Consolidated Statements of Cash Flows.

The Company acknowledges the Staff’s request to provide a discussion of changes in cash inflows from maturities of investments and sales of investments under the liquidity, financial resources and capital resources section of its periodic reports. To ensure consistency with the Company’s existing disclosure of operating cash flows, the Company proposes to add, beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, a discussion of net cash flows from investing activities in the liquidity, financial resources and capital resources section of its periodic reports.

The Company’s discussion of changes in net cash flows used for investing activities would have been as follows as of December 31, 2008:

Net cash flows used for investing activities increased $925 million, or 22%, primarily due to sales of available-for-sale debt securities to monetize gains driven from historically low interest rates which were more than offset by reinvestment of those funds by purchasing investments and cash paid for acquisitions.

4. Cash, Cash Equivalents and Investments, page 67

3.	Please disclose the circumstances giving rise to the unrealized investment losses on mortgage-backed securities and why you believe the losses to be temporary. Your discussion should quantify the amount, if any, of underlying mortgages that defaulted in repayment.

Response: The $105 million of unrealized losses on mortgage-backed securities at December 31, 2008 were caused primarily by higher interest rates in the marketplace, reflecting the higher perceived risk by investors for commercial mortgage-backed securities (CMBS). These unrealized losses represented 3.5% of the total amortized cost of the Company’s mortgage-backed security holdings as of December 31, 2008.

The Company believes these losses to be temporary for the following reasons. First, the Company believes that it will collect all principal and interest due on all investments that have an amortized cost in excess of fair value. Approximately 95% of the Company’s

Securities and Exchange Commission

June 17, 2009

mortgage-backed securities in an unrealized loss position at December 31, 2008 were rated “AAA” with no known deterioration or other factors leading to other-than-temporary impairment. Second, at December 31, 2008 the Company had the intent and ability to hold securities to recovery or maturity, whichever occurs first.

As of December 31, 2008, the total amortized cost of the Company’s mortgage-backed securities was approximately $3 billion. Of this total, only approximately $16 million of mortgage loans (which were acquired in the first quarter of 2008 pursuant to an acquisition and were recorded at fair value) were in default, representing less than 1% of the Company’s total mortgage-backed security holdings. Because this amount represents an insignificant percentage of the Company’s total mortgage-backed security holdings, the Company does not believe the amount to be material.

In the future, should the gross unrealized losses on any asset category become material, the Company will expand its disclosure to include the circumstances giving rise to the unrealized investment losses and the reasons why the Company believes the losses to be temporary. In addition, should the amount of underlying mortgages that default in repayment become material, the Company will expand its disclosure accordingly.

4.	You disclose that mortgage-backed securities include U.S. agency-backed mortgage pass-through securities. Please disclose the following:

•	The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments;

•	Your exposure to sub-prime mortgage-backed securities;

•	Your exposure to Alt-A, Home Equity Lines of Credit and other high risk mortgages;

•	A table of mortgage-backed securities by origination year and credit rating over the past five years; and

•	A table of mortgage-backed securities in an unrealized loss position by credit rating distribution.

Response: The Company’s holdings in mortgage-backed securities as of December 31, 2008 are broken out as follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency Mortgage-backed securities	$2,245	$62	$—	$2,307
Non-U.S. Agency Mortgage-backed securities	744	—	(105)	639

As indicated in the table above, the total fair value of the Company’s holdings of non-U.S. Agency Mortgage-backed securities was $639 million at December 31, 2008, which represented 3% of the Company’s total cash, cash equivalent and investment balance of approximately $22 billion at December 31, 2008. Because these securities were not

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June 17, 2009

material to the Company’s total cash, cash equivalent and investment balance, the Company does not believe the expanded disclosure of the non-U.S Agency Mortgage-backed securities would be useful to investors.

In the future, should the Company’s gross non-U.S. Agency Mortgage-backed securities holdings become material, the Company will expand its disclosure accordingly.

The Company’s exposure to sub-prime mortgage-backed securities and Alt-A mortgages and Home Equity Lines of Credit as of December 31, 2008 is broken out as follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Sub-prime exposure	$29	$—	$(4)	$25

Alt-A and Home Equity Lines of Credit Exposure	43	—	(7)	36

As the total fair value of the Company’s sub-prime exposure was only $25 million and the total fair value of the Company’s Alt-A and Home Equity Lines of Credit exposure was only $36 million as of December 31, 2008, the Company’s exposure to sub-prime mortgage-backed securities and Alt-A mortgages and Home Equity Lines of Credit was not material. Therefore, the Company does not believe the expanded disclosure would be useful to investors.

In the future, should the Company’s exposure to sub-prime mortgage-backed securities or Alt-A and Home Equity Lines of Credit become material, the Company will expand its disclosure accordingly.

Securities and Exchange Commission

June 17, 2009

The Company’s mortgage-backed securities by origination and credit rating at December 31, 2008 were as follows:

Fair Value of Mortgage-backed Securities by Origination and Rating

(in millions)	AAA	AA	A	BBB	BB	B	CCC & Below	Not Rated	Total Fair Value
2008	$—	$—	$—	$—	$—	$—	$—	$—	$—

2007	70	—	—	1	—	—	—	—	71

2006	136	1	—	12	—	1	—	—	150

2005	165	—	—	—	—	—	—	—	165

Pre – 2005	237	—	—	—	—	—	—	16	253

U.S Agency Mortgage-backed securities	2,307	—	—	—	—	—	—	—	2,307

Total	$2,915	$1	$—	$13	$—	$1	$—	$16	$2,946

Approximately 99% of the Company’s mortgage-backed securities were rated AAA as of December 31, 2008 and, as a result, the Company does not believe the requested disclosure would be useful to investors. The Company would, however, propose to include a disclosure regarding the credit quality of its mortgage-backed securities beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009. The disclosure would have been as follows as of March 31, 2009:

Approximately 99% of the Company’s mortgage-backed securities were of investment-grade quality, with an average credit rating of AAA at March 31, 2009.

The Company’s mortgage-backed securities in an unrealized loss position by credit rating distribution at December 31, 2008 were as follows:

Unrealized Losses of Mortgage-backed Securities by Rating

(in millions)	Fair Value	Gross Unrealized Losses
AAA	$608	$(105)
AA	1	—
A	—	—
BBB	13	—
Non-investment grade	17	—

Total	$639	$(105)

Approximately 95% of the Company’s mortgage-backed securities in an unrealized loss position were rated AAA as of December 31, 2008 and as a result, the Company does not believe the requested disclosure would be useful to investors. The Company will provide

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June 17, 2009

an expanded disclosure on the credit quality of its portfolio beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009 consistent with the proposed disclosure noted above.

5. Fair Value Measurements, page 69

5.	You disclose that you perform quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Please disclose the process involved in validating the prices received from the pricing service to ascertain the reasonableness of the fair value estimates.

Response: The Company compares the prices received from its pricing service to prices reported by its custodian, its investment consultant, and third party investment advisors quarterly for each security in its portfolio. In addition, the Company analyzes the reported prices by comparing changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. Beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, the Company would propose to modify its disclosure as follows (the new disclosure is underlined):

As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to prices reported by its custodian, its investment consultant, and third party investment advisors. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. Based on the Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services, the Company has not historically adjusted the prices obtained from the pricing service.

Equity Securities, page 71

6.	Revise your disclosure to describe the market model and the significant assumptions you used at each balance sheet date in determining the fair value of your equity securities.

Response: In order to determine the fair value of the Company’s investments in venture capital portfolios, the Company uses a market model approach which incorporates quantitative and qualitative observations of transactions for the same or similar companies in the current market. At December 31, 2008, approximately $300 million or 1% of the Company’s approximately $22 billion cash, cash equivalent and investment portfolio were priced using the market model approach referenced in the Company’s disclosures and were not material to the Company.

Securities and Exchange Commission

June 17, 2009

The Company would propose to modify the Company’s disclosure prospectively in the Company’s Form 10-Q for the quarterly period ending June 30, 2009. The disclosure would have been as follows as of March 31, 2009 (the new disclosure is underlined):

The fair values of investments in venture capital portfolios are estimated using a market model approach that relies heavily on management assumptions and qualitative observations and are therefore considered to be Level 3 fair values. These investments totaled $277 million as of March 31, 2009. The fair values of Level 3 equity investments are computed using the quantitative and qualitative observations of transactions for the same or similar companies in the current market.

Definitive Proxy Statement on Schedule 14A filed April 23, 2009

7.	On page 23 of your proxy statement you disclose that in addition to the peer group data “the Compensation Committee also considered general industry data maintained by Towers Perrin, which includes approximately 800 companies, as well as a subset of the companies included in the general industry data, with revenues in excess of $50 billion.” You also disclose that “the Compensation Committee believes that the data derived from the peer group companies does not contain comparable roles for two of the Company’s executive officers.” Please expand your disclosure to name these two executive officers and provide additional disclosure on how your compensation committee uses this information in determining compensation. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the names of each of these companies. See Regulation S-K C&DI Question 118.05.

Response: During 2008, the Company’s use of the referenced general industry data was solely for purposes of obtaining a general understanding of current compensation practices. Accordingly, the Company respectfully submits that it did not “benchmark” the compensation of any named executive officers (“NEO”) to comparable positions at general industry data. In this regard, the Company notes that it compensated its NEOs during 2008 at a relatively consistent rate — the Company’s NEOs (other than the CEO) were all paid the same base salary ($700,000), had the same annual cash incentive target award percentage (as a percentage of base salary) and long-term cash incentive target award percentage (as a percentage of 3-year average base salary), and received equity grants with the same FAS 123R value in 2008 (other than an NEO, who left the Company in January 2009).

As disclosed in the Company’s Compensation Discussion and Analysis, in 2008 the Compensation Committee discontinued its previous practice of reviewing the individual components of compensation against benchmark data because of a desire to focus on the competitive positioning of total compensation. This previous practice also was inconsistent with the Company’s goal of offering comparable compensation packages to all executives that were designed to reward performance that emphasizes teamwork and close collaboration among executive officers (rather than offering compensation packages benchmarked against the Company’s peer group based on individual job responsibilities).

Securities and Exchange Commission

June 17, 2009

The disclosure on page 23 of the Company’s proxy statement was intended to provide a complete discussion of the Company’s use of general industry data. Specifically, as disclosed, limitations in the Company’s existing peer group data caused the Compensation Committee to consider a broad-based survey of approximately 800 companies maintained by Towers Perrin for general purposes. This general industry data was used to obtain a general understanding of current compensation practices across a broader range of companies.

During 2008, of the two referenced executive officers, only one — Mr. Welters — was an NEO. The lack of specific comparable peer group data for the two referenced executive officers was because there was no executive at any of the peer group companies who had responsibility for a business unit of similar size and scope other than the Chief Executive Officer of the peer group companies. As the Company compensated its NEOs at a relatively consistent rate across business lines, the lack of comparable data for Mr. Welters was not material to the compensation decisions regarding his compensation and the Compensation Committee.

As the Company noted on page 23 of the proxy statement, the Compensation Committee intends to conduct a best practices review of its peer group companies in 2009. Consistent with the Staff’s comment, to the extent that review results in a change in the Company’s practices and the Compensation Committee determines to use a peer group to “benchmark” NEO compensation (as the Staff has defined that term in CD&I Question 118.05), the Company will provide disclosure regarding that benchmarking — including the names of any companies included in the peer group against whom the Company benchmarks each NEO’s compensation — in its disclosure regarding its 2009 executive compensation that it includes in its proxy materials relating to its 2010 annual meeting of shareholders.

Form 10-Q for the Quarterly Period Ended March 31, 2009

5. Medical Costs and Medical Costs Payable, page 10

8.	Please revise your disclosure to identify and quantify each of the factors that contributed to favorable development of medical costs of $200 million during the quarters ended March 31, 2008 and March 31, 2009.

Response: In setting medical cost reserves, the Company considers historical trends together with its knowledge of and information about recent events and both internal and external environmental factors that may impact its medical cost patterns. The comprehensive actuarial models used consistently to develop the Company’s medical cost reserves consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, health care professional contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography.

Securities and Exchange Commission

June 17, 2009

Medical costs for both the three months ended March 31, 2009 and 2008 included $200 million of favorable medical cost development related to prior fiscal years. This level of medical cost development is approximately 1.3% and 1.5% of the previous quarterly medical cost, or 2.3% and 2.4% of the previous quarter medical cost payable balance. None of the individual factors mentioned above materially contributed to the medical cost reserve development in the first quarters of 2008 or 2009.

In the future, should medical cost reserve development become a significant driver of the Company’s performance, the Company will include in its disclosure the factors that contributed to that development.

Beginning with the Company’s Form 10-Q for the quarterly period ending June 30, 2009, the Company would propose to modify its disclosure as follows (the new disclosure is underlined):

5. Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of the Company’s obligations for medical care services that have been rendered on behalf of insured consumers, but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical costs payable estimates recorded in prior periods develop, the Company adjusts the amount of the estimates and includes the changes in estimates in medical costs in the period in which the change is identified.

Medical costs for both the three months ended March 31, 2009 and 2008 included $200 million of net favorable medical cost development related to prior fiscal years. None of the factors discussed above were individually material to the favorable medical cost development in the three months ended March 31, 2009 and 2008.

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Securities and Exchange Commission

June 17, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the time and attention of the Staff to discuss the matters raised in the Comment Letter. Please contact the undersigned at (952) 936-7374 or Eric S. Rangen, Senior Vice President and Chief Accounting Officer of the Company, at (952) 936-5778 with any questions relating to this letter. Thank you.

Yours very truly,

/s/ G. Mike Mikan
G. Mike Mikan
Executive Vice President and Chief Financial Officer